FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                               --------------------------
                                      1934
                                      ----


                                  April 1, 2005

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F     X               Form 40-F
                                 -------                        ------

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                      Yes                           No    X
                           -------                      -------

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                      Yes                           No    X
                           -------                      -------

         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                      Yes                           No    X
                           -------                      -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

                                                               Total Pages: 16

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  Smith & Nephew plc
                                                  (Registrant)


Date: April 1, 2005                          By:  /s/ Paul Chambers
                                                 ---------------------------
                                                  Paul Chambers
                                                  Company Secretary

                                   SCHEDULE 11

              NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                     PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Peter Hooley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Peter Hooley

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary



7. Number of shares/amount of stock acquired



8. Percentage of issued class



9. Number of shares/amount of stock disposed



10. Percentage of issued class

11. Class of security



12. Price per share



13. Date of transaction



14. Date company informed



15. Total holding following this notification



16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

10 March 2005

18. Period during which or date on which exercisable

10 March 2005 - 9 March 2012

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

70,818 ordinary shares of 12 2/9 pence

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Nil

22. Total number of shares or debentures over which options held following this notification

665,303

23. Any additional information

Grant of nil cost options by the Trustees of the Smith & Nephew Employees Share Trust following vesting of 2002 Long Term Incentive Plan awards on 8 March 2005. Trustees informed Company on 30.03.05.

24. Name of contact and telephone number for queries

Phil Higgins 0207 960 2228

25. Name and signature of authorised company official responsible for making this notification

Phil Higgins Assistant Company Secretary

Date of Notification

30.03.05

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 11

              NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                    PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Sir Christopher O'Donnell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Christopher O'Donnell

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary



7. Number of shares / amount of stock acquired



8. Percentage of issued class



9. Number of shares/amount of stock disposed



10. Percentage of issued class

11. Class of security



12. Price per share



13. Date of transaction



14. Date company informed



15. Total holding following this notification



16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

10 March 2005

18. Period during which or date on which exercisable

10 March 2005 - 9 March 2012

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

120,879 ordinary shares of 12 2/9 pence

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Nil

22. Total number of shares or debentures over which options held following this notification

665,023

23. Any additional information

Grant of nil cost options by the Trustees of the Smith & Nephew Employees Share Trust following vesting of 2002 Long Term Incentive Plan awards on 8 March 2005. Trustees informed Company on 30.03.05.

24. Name of contact and telephone number for queries

Phil Higgins 0207 960 2228

25. Name and signature of authorised company official responsible for making this notification

Phil Higgins Assistant Company Secretary

Date of Notification

30.03.05

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.